Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: Archipelago Holdings, Inc. (Commission File No. 001-32274) The New York Stock Exchange, Inc.

John A. Thain, CEO
New York Stock Exchange
Written Testimony—U.S. Senate Banking, Housing and Urban Affairs
Committee Hearing on Regulation NMS
May 18, 2005

        Chairman Shelby, Ranking Member Sarbanes, and members of the Committee. I am John Thain, Chief Executive Officer of the New York Stock Exchange, Inc. Thank you for inviting me to participate in today's hearing. I am grateful for the opportunity to speak to you.

        Mr. Chairman, we appreciate your committee's leadership and oversight of our national market system. We view our nation's financial markets from different vantage points, but I believe that our respective responsibilities unite us in a common challenge: put simply, how can we best serve the interests of U.S. investors and issuers, and how can we strengthen the competitive position of U.S. markets in the world.

        For its part, the New York Stock Exchange stands at the center of our Nation's financial system. We are a $20 trillion market facilitating the capital-raising process in the Nation's ongoing quest to create new jobs and to fuel strong and sustained economic growth. Our leadership was built upon a commitment spanning over two centuries to gain the confidence of our customers. Today, they include America's 90 million investors, the institutional community, market professionals, and over 2,700 of the world's leading corporations.

        Since I assumed the position of Chief Executive Officer last year, the New York Stock Exchange has initiated a transformation that has reached into every corner of our business. Following a difficult period, we are doing everything possible to restore trust in the Exchange and to better serve our customers. Today, we have an entirely independent board, with the exception of me, a new governance structure with regulation independent from the business side, and new and higher levels of disclosure and transparency. In short, we are on the right track.

        At the same time, we have renewed our commitment to deliver the highest standards of market quality. Day-in, day-out, customers can expect that the New York Stock Exchange will provide them with the deepest liquidity, the lowest volatility, the tightest spreads and the best prices. We offer the best price to customers in stocks of our listed companies 89% of the time. That we are able to provide a market of this caliber for listed securities significantly enhances the position of U.S. financial markets in the global competition for capital.

        We have built our reputation upon a great tradition of service. However, what we have not offered to a sufficient degree is speed and innovation. Speed is important to a segment of our customers, particularly on the buy-side. So, too, is innovation, by which I mean providing our customers more options on how they can trade, and from which products they can choose.

        Just as importantly, we recognize that only by offering customers—investors and issuers alike—a better marketplace, and only by providing them with more choices, can the New York Stock Exchange strengthen its ability to grow and to compete both domestically and globally.

        Meeting these twin challenges—to provide the world's best marketplace for customers, and to strengthen the position of U.S. capital markets in the world—defines and drives the mission of the New York Stock Exchange.

        This is why we are building the Hybrid market, to offer investors a choice between the sub-second speed of electronic trading, and the opportunity for price improvement that distinguishes the auction market.

        This is why we are taking the historic step to become a public, for-profit exchange, by merging with Archipelago, an outstanding, entrepreneurial company that is pioneering leading-edge platforms and products.

        Our initiatives to embrace electronic trading and provide investors with the ability to choose the way their trades are executed are very much complementary with the value that the specialists and floor brokers will continue to provide investors and our listed companies.

        Finally, this is why we urged that Regulation NMS ("Reg. NMS") set as its paramount purpose the protection and promotion of the interests of U.S. investors and U.S. competitiveness, while modernizing the rules for America's 21st century national market system.

        I will touch briefly on each of those topics. Let me begin with Reg. NMS.

Regulation NMS

        Mr. Chairman, the regulatory environment governing our market and all of the U.S. securities markets is undergoing dramatic change. In adopting Regulation NMS on April 6, the Securities and Exchange Commission established rules that will strengthen the protection of U.S. investors, while fostering robust competition and innovation in the U.S. markets.

        The rule accomplishes these goals in the right way, not by favoring one marketplace over another, but, rather, by strengthening competition among all markets to create the best possible national market system with a deep pool of liquidity for all investors, for all issuers, and for our economy.

        In addition, the process was carried out in a manner that was open, thorough and solicitous of all views. The decision follows over a year of hearings and multiple rounds of Congressional testimony, as well as comments from thousands of investors, leaders and members of our major equity markets and financial services industry.

        The centerpiece of the regulation, which is strongly supported by U.S. investors, is the modernization of the trade-through rule.

        We believe that the new trade-through rule will advance the cause of three critically important national goals:

        It will be pro-investor; it will strengthen the integrity of our markets; and, it will enhance the competitiveness of U.S. markets globally.

        First, the new rule will make certain that an investor's order, regardless of the market it is sent to, has the right to be executed at the best price.

        It will require that intermediaries, such as brokerages and mutual funds, find the best price for investors, either by selling their shares at the highest possible price or by buying them at the lowest possible price.

        This means that any of this Committee's constituents—from Toledo to Tucson, and from Atlanta to Anaheim—can invest and trade on an equal footing with the largest institutions. Their displayed limit orders cannot be traded through.

        Second, as the Investment Company Institute has observed, the new rule will increase investor confidence in the markets by helping to eliminate an impression of unfairness that is created when an investor's order executes at a price worse than the displayed quote.

        Third, the new rule will advance U.S. competitiveness. As more investors are encouraged to display their limit orders, collectively, they will have the effect of deepening liquidity and invigorating the entire capital formation process.

        In the past, critics charged that the trade-through rule inhibited innovation and favored the New York Stock Exchange by failing to distinguish between fast and slow markets. They pointed out, and with some justification, that prices can change in the time that it takes a trade to occur in the auction market.

        The Securities and Exchange Commission has seen fit to address that criticism directly. It has updated the old trade-through rule, and the new rule will protect only prices that are available for immediate electronic execution.

        This is a significant change that will serve to promote greater competition among all markets. Just as important, the onus is now on the New York Stock Exchange to make our Hybrid market a reality, a responsibility we welcome.

        Mr. Chairman, we are ready for the challenge. We are moving forward toward completion of the Hybrid market and we hope for expeditious approval of our proposal by the Commission.

        Our goal is to offer investors the choice of two investor-friendly paths—an immediate, electronic and anonymous execution, or the possibility of price improvement that is the hallmark of specialists and floor brokers working in tandem in the auction market.

        Our Floor offers superior market quality, and day after day demonstrates its ability to out-perform purely electronic exchanges during opens and closes, order imbalances and unforeseen, outside events. I am speaking of the value of human judgment in an auction market process. It is this market model that generates real price discovery, and creates the best prices on 89% of all trades compared to other markets that compete for order flow in NYSE-listed stocks.

        Stocks that have switched from the Nasdaq to the NYSE exhibit markedly improved executions. For example, 39 stocks that we reviewed saw their price volatility cut by half, their quotes narrowed by over a third and their execution costs cut in half. In addition, the SEC staff's analysis found that "transitory volatility is significantly higher for Nasdaq stocks than for NYSE stocks," noting that "retail investors, in particular, tend to be relatively uninformed concerning short-term price movements and are apt to bear the brunt of the trading costs associated with excessive transitory volatility." These statistics translate into real savings for investors who buy these stocks, and real value for companies seeking to raise capital in a cost-efficient manner.

        Finally, Mr. Chairman, now that the SEC has ensured comparable trading conditions for speed, we believe that there can be no remaining justification for giving investors anything less than the best price.

        In sum, we strongly support the new market-wide trade-through rule. So, too, does a broad base of investor groups that represent millions of investors and investor companies.

        They include the Investment Company Institute, the Consumer Federation of America, Vanguard, T. Rowe Price, Bank of New York, and the National Association of Investment Clubs ("NAIC").

        A typical viewpoint was expressed by NAIC, which represents over 21,000 investment clubs. NAIC stated that the new trade-through rule "... will ensure that investors' quotes will not be compromised when sending quotes to the markets of their choice. This will produce tighter spreads, improve liquidity and provide equal treatment of all investors who seek a fair and level playing field—while ensuring market competition based upon best price."

        We believe the new rule will empower investors and remove barriers to innovation. We believe that the U.S. markets now have the opportunity to become more robust, dynamic, competitive and efficient than ever before in our history.

        Now, let me conclude with comments on the proposed merger between the New York Stock Exchange and Archipelago.

II.    Consolidation in the Securities Markets

        While the SEC has streamlined the rules and structure for our national market system, it is up to U.S. markets themselves to respond to a rising global challenge. The players must now perform on a new playing field.

        On April 20th I announced the decision of the New York Stock Exchange to merge with Archipelago, and to become a public, for-profit marketplace. As I stated then, we are in a competition with great stakes for the future of U.S. financial markets.

        Today, equity and capital markets are global.

        Competition for capital is global.

        Stock exchanges across Europe and Asia today are increasingly well-capitalized. Most are public and for-profit companies, and many have very high profit margins. And many have set their sights for further growth on the U.S., seeking to take U.S. market share from domestic U.S. exchanges.

        Mr. Chairman, we believe that to sit passively would be to surrender to the competitors who challenge us. This is not the course that we choose to follow. We believe that the merger of the New York Stock Exchange with Archipelago will help us compete head-to-head with these global players. We believe that consolidation among other market centers will also improve the competitive position of the U.S. financial system. For our part, we are determined that our new company, the NYSE Group, will become a world-class competitor that can maintain and, indeed, enhance our leadership, in every possible respect. This will begin, as I noted earlier, with providing customers greater choice on the type of execution venue that they prefer.

        The merger with Archipelago promises to add to and enrich customer choices by introducing new platforms for new investment products that will include equities, options, exchange-traded funds (ETFs) and bonds.

        Let me point out that these products not only present us with significant growth opportunities, but also give retail investors valuable investment opportunities. Investors in some of these products must currently pay higher spreads and transaction costs because markets are fragmented and inefficient.    Through our merger, the New York Stock Exchange will provide a platform that is well suited to offer these products efficiently and expeditiously to our customers. We believe this will be a great benefit to our customers, America's investors. ETFs are attractive to retail investors because they provide the benefits of diversification with generally very low fees. In the fixed income area, there is little transparency in that market; by growing this platform through our merger, we expect to increase transparency and reduce spreads for investors. And our addition of an options platform will further increase product and market choice for investors. We are confident that a more robust and innovative business model will be good for our customers. As a public company, we look forward to having our individual investors, institutions, listed companies, as well as our members all participate in our success and our growth as stockholders. And as a stronger, more competitive exchange, the NYSE Group will fortify the U.S. position globally at a time when the Deutsche Borse, Euronext, and the Toronto Stock Exchange are offering a multiplicity of products, attempting to gain a foothold in the U.S., and looking hungrily to seize further advantage.

        With its new, for-profit status, the NYSE Group will increase its capability to invest in future growth to a much greater degree than we had as a not-for-profit entity.

        In addition, we anticipate that our merger will boost competition in the trading of over the counter stocks and in the listing of smaller companies that do not yet meet the New York Stock Exchange's listing standards.

        Let me assure this Committee that the new structure of the NYSE Group will not only protect but also strengthen the independence and initiative of our regulatory functions. The holding company will have separate subsidiaries for the NYSE and Arca markets. These markets will continue to operate as separate markets with separate listings and offer different trading platforms. The structure we will propose for the regulatory function for the two markets will remain inside a not-for-profit, not publicly traded entity providing reliable, independent regulation. We envision that the new Board of the regulatory entity will consist of independent members of the NYSE Group Board, along with several other independent directors with no affiliation with the NYSE Group holding company. Preserving the regulatory responsibilities in a separate but related entity will strengthen its independence, while retaining proximity to the business it is regulating. That proximity, together with the unique expertise our regulatory group has developed, will enable it to continue performing effectively.

        It is worth noting that the consolidation in the financial services arena that has taken place since the approval of Reg. NMS illustrates two points. First, the rule's new best-price policy applied across all markets is the right one: the new NYSE Group will be a market that caters to customers of both over-the-counter stocks and listed stocks. There is no reason that our customers should receive different protections based on which stock they happen to be trading in. Under the new rule, all our customers will receive the same protections.

        Second, the certainty created by the final rule enabled the markets to take steps to innovate and grow.

III.  Conclusion

        Mr. Chairman, this is an important time for U.S. financial markets. New competitors have arisen with broad product mixes, diversified earnings streams, and access to public capital. They seek to challenge the U.S. as the global leader in financial markets. We must respond to this challenge—decisively, wisely and effectively.

        The New York Stock Exchange is eager to take the next, critical steps to help the U.S. retain its global leadership. We will ensure that our customers are advantaged by the highest market quality, the best investment executions and the greatest, possible choice in investment products. The result, we are confident, will be a win-win—for investors in U.S. markets, and for U.S. markets in the world.

        Thank you again Mr. Chairman, for inviting me to testify before this Committee. I look forward to responding to your questions.

Important Acquisition Information with Respect to the Proposed Merger

        In connection with the proposed merger of Archipelago Holdings, Inc. ("Archipelago") and the New York Stock Exchange, Inc. (the "NYSE"), the parties intend to file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS AND MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the NYSE at 11 Wall Street, New York, NY 10005 or calling (212) 656-2062 or directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

        Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

        Certain statements in this document may contain forward-looking information regarding Archipelago Holdings, Inc. ("Archipelago"), the New York Stock Exchange, Inc. ("NYSE") and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and the NYSE, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago's and NYSE's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or the NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the United States Securities and Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com.

        You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, the NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.